HANSEN MEDICAL, INC.

800 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 404 – 5800

March 28, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Kevin Kuhar

Re:	March 7, 2013 Staff Comment Letter to Hansen Medical, Inc. Concerning

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012 and

Form 8-K filed February 27, 2013

File No. 001-33151

Dear Ms. Tillan and Messrs. James and Kuhar:

This letter responds to the March 7, 2013 comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report and Form 8-K (collectively, the “Filings”).

In this letter, we have reproduced your comments in italicized print and have followed the comments with our responses. References in this letter to “we,” “our,” “us” or the “Company” mean Hansen Medical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 6. Litigation Settlement, page 121

1.	With respect to your settlement agreement with Luna Innovations Incorporated, please quantify for us the assumptions used in the Black-Scholes model, including a discussion

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March 28, 2013

of how you estimated the underlying number of shares. Please also provide us with a comparison of the estimated number of shares to the actual shares purchased under the warrant during its term.

RESPONSE TO COMMENT 1:

Regarding the valuation of the warrant to purchase common stock of Luna Innovations Incorporated (“Luna”) received by Hansen in association with the Luna litigation settlement, the following assumptions were used in the Black-Scholes model at each measurement date: (1) closing common stock price of $4.43 as quoted on Nasdaq for January 12, 2010, 2) expected term ranging from three months to three years after the date of issuance of the warrant, (3) expected volatility ranging from 53% to 75%, (4) risk-free interest rates ranging from 0.05% to 1.5%, and (5) no expected dividends. As the warrants have a $0.01 exercise price, the fair value of each warrant share closely approximated the market price of Luna’s common stock on each measurement date. As of January 12, 2010, the estimated fair value of the warrants was $583,000.

The warrant was intended to allow the Company to maintain the 9.9% ownership of Luna it acquired pursuant to the settlement agreement. As the warrant was exercisable into a contingent number of shares, the Company estimated the number of shares expected to become exercisable under the warrant on each issuance date in order to value the warrant. The Company evaluated several methods to estimate the number of shares to be issued, before determining that the best estimate was the average number of shares issued by Luna for option exercises over the previous four years. This method yielded an estimated number of shares for each of the three years of the warrant of 43,992 for a total of 131,856 warrant shares. The Company has monitored the actual shares issued over the life of the warrants to adjust its estimate of the fair value of the warrants. The actual number of shares for which the warrant became exercisable over the three year term of the agreement was 84,155 shares, 35,951 shares, and 34,434 shares, for 2010, 2011 and 2012, respectively for a total of 154,540 shares.

2.	In addition, we note that you also entered into a license and a development and supply agreement. Please describe to us your valuation process for the agreements, including an explanation of the state of development of the technology at the time the agreement was signed.

RESPONSE TO COMMENT 2:

Prior to the settlement of the litigation between Hansen and Luna, the companies had been involved in a prior development agreement, and the litigation between the two companies stemmed from a dispute regarding ownership of intellectual property developed under the prior development agreement. The license and development and supply agreement entered into in connection with the settlement were meant to clarify the positions of each of the companies with

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March 28, 2013

regard to the technologies related to the dispute so as to avoid unnecessary future litigation. At the time of the settlement, Luna had developed fiber-optic shape sensing technology that could allow for the real time tracking and display of a cable’s location and movement within a simulated environment. The Luna technology demonstrated potential capability, but needed substantial further development for use with our robotic catheter technology within the human body. At the time of settlement, the Company did not have any intent to use any of the new licenses and did not expect Luna to change its use of the applicable technologies based on these agreements. Given the substantial development work that was required at the time of the agreement, the Company could not establish a stand-alone value for this technology at its then-current state of development, and, as such, did not record a value associated with the technology. As the license agreement was executed in connection with a settlement of litigation, the Company concluded that any potential gain should be evaluated under ASC 450-30-25-1 for gain contingencies. Based on the stage of the technology, the Company determined that the criteria for gain recognition were not met, and therefore no gain would be recorded. It should be subsequently noted that development efforts to date have not yet produced a commercial product.

The development and supply agreement called for Luna to develop a localization and shape sensing solution for Hansen’s robotic catheter system by enhancing the technology subject to the licensing agreement. The development and supply agreement calls for Luna to perform development work such that a thin fiber-optic cable (approximately the diameter of a human hair) could be embedded down the length of our catheters, and ensure that the cable could reliably track and display the catheter’s location and movement within the very tight tolerance specifications required of delicate, intravascular procedures, within the human body without the use of radiation-emitting fluoroscopy. Under the development and supply agreement, the work is billed using the rates which Luna bills on its government contracts, which is the bulk of the work that Luna performs. Given that the work to be performed by Luna under the agreement is substantive and is billed to the Company at rates charged to other customers, the development and supply agreement was determined to have no accounting fair value at the settlement date.

Form 8-K filed February 27, 2013

Exhibit 99.1

3.	With respect to your first amendment to the Cross-License Agreement with Intuitive Surgical, please describe for us in appropriate detail the terms of the licensing agreement and the nature of the transaction which support the recognition of $20 million as revenue during the current period. Refer to SAB Topic 13.A.3.d. In particular, please describe how you have concluded the earnings process is complete considering your obligation to provide patent licenses over the next three years.

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March 28, 2013

RESPONSE TO COMMENT 3:

In October 2012, Hansen entered into an amendment of its Cross License Agreement with Intuitive Surgical, Inc. The original agreement was entered into in September of 2005 and granted to both Hansen and Intuitive licenses for certain patents and provided for Hansen to pay royalties to Intuitive on certain Hansen product sales. Since that time, Hansen has finished development of its Sensei System for electrophysiology procedures and its Magellan Robotic System for procedures in the vasculature, and received FDA and other regulatory approvals for the marketing of such technologies. The amended agreement allows Intuitive Surgical access to the patents produced by Hansen since the original 2005 agreement. The amendment includes a list of patents and patent applications developed from September 2005 through October 2012 (the “Hansen Subsequent Patents”) as well as patents and patent applications conceived of by Hansen for up to three years from the date of the amendment (the “Hansen Future Patents”.) The amendment includes a list of patents and patent applications developed through October 2012 but does not include any reference to any specific future patents or projects, nor does it include any requirements that Hansen complete any future projects or even expend efforts to do so. The use by Intuitive Surgical of the Hansen Subsequent Patents and Hansen Future Patents is limited to certain procedures as defined in the original agreement (the “Field of Use”)

Intuitive Surgical paid Hansen a one-time up-front license fee of $20 million in exchange for a license to the Hansen Subsequent Patents and Hansen Future Patents. The entire license fee was paid upon execution of the amendment. Hansen is not obligated by the amendment to provide anything to Intuitive Surgical in the future unless it files for additional patents that were conceived of during the three years following the amendment, in which case the license will cover those additional patents within the Field of Use. Hansen has no obligation to file for additional patents.

In evaluating the proper accounting treatment for this arrangement, the Company applied the guidance in ASC 605-25 — Revenue Recognition – Multiple-Element Arrangements, and the guidance in SAB Topic 13 — Revenue Recognition. Based on the terms of the licensing agreement, the Company has concluded that we have two deliverables under the agreement, the delivery of the license for the Hansen Subsequent Patents and the delivery of the right to Hansen Future Patents. We evaluated whether these two deliverables are separable into separate units of accounting under the guidance in ASC 605-25. We concluded that the two deliverables qualify for separation because the Hansen Subsequent Patents has value on a stand-alone basis to the customer. That is, we could license the Hansen Subsequent Patents without the right to the Hansen Future Patents and the customer would be able to utilize the Hansen Subsequent Patents in the Field of Use.

Since the two deliverables met the requirements for separation into separate units of accounting we are required to allocate the $20 million of arrangement consideration between the two deliverables based on their relative selling prices. Since we have not previously sold either deliverable on a stand-alone basis we could not establish vendor specific evidence of fair value. We were also unable to obtain third party evidence of fair value. Therefore, we determined our

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March 28, 2013

best estimate of the selling price of each deliverable and allocated the $20 million of arrangement consideration based on the relative best estimate of selling prices of the two deliverables. The result of such allocation was that a de minimis amount was allocated to the right to receive the Hansen Future Patents.

The amount allocated to the Hansen Subsequent Patents was recognized upon delivery of those patents to Intuitive Surgical. This is consistent with the guidance in SAB Topic 13 and our previous accounting policy of recognizing license revenue upon delivery of the license rather than over the license term (if such license qualifies as a separate unit of accounting).

As part of estimating the selling price for the right to the Hansen Future Patents we considered the price that we would charge for such right if sold to a potential customer in a stand-alone transaction. We also considered what a potential customer would be willing to pay for such right based on the Field of Use.

As noted above, the amended license agreement signed by the Company and Intuitive amends the original cross license agreement the two parties entered into in 2005. The license to the Hansen Subsequent Patents and Hansen Future Patents is interlinked with the patents licensed under the original agreement as the patents relate to the same technology development activities and without the license to the patents under the original agreement, there would be limited value to a market participant for the Hansen Subsequent Patents and Hansen Future Patents. As a result, we estimated the selling price of the right to the Hansen Future Patents to a potential customer that already has a license to the originally licensed patents and Hansen Subsequent Patents. We considered what value, if any, such a potential customer would assign to such right. We also considered the likelihood that any Hansen Future Patents would be developed during the three year period.

Next we considered the amount we are currently planning to invest in the Hansen Future Patents that could potentially be used in the Field of Use and the likelihood that this investment might produce additional patents or patent applications. The amount currently allocated in our 2013 budget to investigating such potential patents in 2013 is limited to approximately $150,000. The projects that are included in these planned activities are not expected to produce additional patents related to the Field of Use. More specifically, the pursuit of this product enhancement is substantially covered by existing patents that are included in the amendment.

Additionally, Hansen’s future project roadmap and lowered funding of R&D point to projects which have value to Hansen, given its focus on the vasculature, which is not included in the Field of Use and therefore would not be covered by the right to receive the Hansen Future Patents. Our currently foreseeable research and development projects are not likely to change or enhance the original or Hansen Subsequent Patents in the Field of Use.

Also, Hansen is not contractually required to produce any additional patents at all. If the Hansen research and development activities are not successful in producing any significant new patents, the Company has no further requirements under the amended cross license agreement and a

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potential customer has no recourse. Had a potential customer felt that a specific project or series of projects was significant to its decision to pay $20 million to Hansen Medical, it likely would have included provisions, whether specific or at the very least requiring “commercially reasonable efforts” or “best efforts,” to provide reasonable assurance that it would receive what it anticipated, valued and paid for. If a potential customer assigned a significant portion of the value to the right to receive the Hansen Future Patents, it would be standard for them to have withheld certain amounts of the upfront funding until such projects were completed or to at least make reference to them in the amendment so that a potential customer would have recourse if those valued projects were not completed. We believe the lack of any such wording in the amendment is significant in determining that potential customers would not be willing to pay a significant amount for the right to the Hansen Future Patents.

Additionally, we note that the buyer in this case did not execute a non-disclosure agreement with the Company, and did not perform any due diligence on the Company’s research and development activities. The key discussion point in the negotiation was their belief that they needed access to the Hansen Subsequent Patents for their current projects, and the appropriate consideration for access to the Hansen Subsequent Patents. The three-year look forward was added to avoid the potential need to allow detailed due diligence review of our pending and planned research and development activities

Therefore, if Hansen produces no new patents nor makes any significant effort to produce new patents in the subsequent three years, it has in no way violated the terms of the amended cross license agreement. The fact that all funding was received up front and that no mention is made in the amendment to any specific project or series of projects supports the conclusion that potential customers would not place more than de minimus value on the right to receive the Hansen Future Patents.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 404-2712or David T. Young, our outside counsel, at (650) 463-5353 if you have any questions or would like additional information regarding these matters.

Securities and Exchange Commission

March 28, 2013

Very truly yours,

/s/ Peter J. Mariani

Peter J. Mariani
Chief Financial Officer

cc: David T. Young, Esq.